SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 02.383.0100 Fax 202.637.3593 www.sutherland.com

April 21, 2016

Via EDGAR

Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Medley Capital Corporation
Registration Statement on Form N-2 Filed on December 23, 2015
File No. 333-208746

Dear Ms. Churko:

On behalf of Medley Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Company on March 31, 2016 and April 13, 2016, in connection with the Company’s registration statement on Form N-2 (the “Registration Statement”) filed with the Commission on December 23, 2015. As a reminder, the Staff’s initial comments were provided to the Company on January 15, 2016, and responded to by the Company on March 29, 2016. The Staff’s follow-up comments are set forth below in italics and are followed by the Company’s responses.

Consolidated Schedule of Investments

1.	Comment: Please explain why MCC Senior Loan Strategy JV I LLC (“MCC JV”) is not identified as an investment that is not a qualifying investment as defined under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Company respectfully advises the Staff on a supplemental basis that the footnote that was intended to identify MCC JV as a non-qualifying asset was inadvertently omitted from the schedule of investments. The Company hereby undertakes to ensure that it correctly identifies MCC JV, as well as any other applicable investment, as a non-qualifying asset for purposes of the 1940 Act.

April 21, 2016

Note 4. Fair Value Measurements

2.	Comment: Please explain why MCC JV is not included in both of the roll forward tables on Page F-40.

Response: The Company respectful advises the Staff on a supplemental basis that MCC JV was measured at its net asset value as a practical expedient for its fair market value. As a result, under ASU 2015-07, implementing the practical expedient eliminated the requirement to classify MCC JV within the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments.

Note 12. Financial Highlights

3.	Comment: On January 15, 2016, the Staff issued the following comment: “[o]n Page F-52 of the Company’s financial statements, in the Financial Highlights table, please break out the dividends declared by source – net investment income, realized capital gains, or return of capital.” The Staff notes your response in the letter dated March 15, 2016, in which you stated that the required analysis to ascertain the source of dividends is conducted at the end of each fiscal year and reflected in the Company’s Consolidated Statements of Changes in Net Assets. In light of the foregoing, the Staff restates its initial comment, but notes that the break-out of the dividend declared by source should be provided in the Financial Highlights table on a “tax basis” at the Company’s fiscal year end, and should be provided in the Financial Highlights table on a “GAAP basis” at each of the Company’s fiscal quarter ends.

Response: The Company will revise the disclosure accordingly on a going forward basis.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

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